[LETTERHEAD OF BIOPHAN TECHNOLOGIES, INC.]

March 23, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:   Lynn Dicker
             Praveen Kartholy

       Re:   Biophan Technologies, Inc.
             Form 10-KSB for year ended February 28, 2005
             Filed May 27, 2005
             File No. 000-26057

Ladies and Gentlemen:

This letter is in response to your comment letter dated February 8, 2006 (the "Comment Letter") regarding the Form 10-KSB of Biophan Technologies, Inc. (the "Company") for the fiscal year ended February 28, 2005. The responses of the Company are set forth below, keyed to the sequential numbering of the comments contained in the Comment Letter and to the headings used therein.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Item 7. Financial Statements, page 28

Note 2. Business Combinations, page F-13

1. We note that prior comment five with regard to the requirement to provide financial statements that were audited in accordance with U.S. generally accepted auditing standards is pending the resolution of your waiver request with the Division of Corporation Finance Office of Chief Accountant. Please clarify the periods presented in the financial statements for aMRIs GmbH and MR: Comp GmbH filed in accordance with Item 310 of Regulation S-B. Clearly state that the periods being presented represent inception to the end of the period, including the dates of the beginning and the end of the periods, and the phrase "from inception", if applicable, in the headers.

      We have today filed, on Amendment No 2. to the Company's Current Report on Form 8-K originally filed on March 3, 2005, the financial statements for aMRIs GmbH and MR: Comp GmbH in accordance with Item 310 of Regulation S-B and audited in accordance with U.S. generally accepted auditing standards. Such financial statements clearly identify the periods presented and clearly state that the periods being presented represent inception to the end of the period and include the dates of the beginning and the end of the periods and the phrase "from inception", where applicable, in the headers.

2. As a related matter, please tell us whether the acquired entities were formed on February 19, 2004 and November 4, 2004 for MR:Cop GmbH and aMRIs GmbH, respectively, or had predecessor companies.

      The referenced dates are, in fact, the inception dates of the respective entities and neither was formed from a predecessor company.

If you require any further information, please contact the undersigned at
(585) 214-2437.

Sincerely yours,


/s/ Darryl L. Canfield

Darryl L. Canfield
Chief Financial Officer